April 30, 2007

VIA EDGAR AND FEDEX

Ms. Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:
Polypore International, Inc.
Registration Statement on Form S-1 (File No. 333-141273)

Dear Ms. Long:

        On behalf of Polypore International, Inc. (the "Company"), set forth below are the Company's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") pertaining to the Company's Registration Statement on Form S-1 filed March 14, 2007, as amended by Amendment No. 1 to the Registration Statement on March 20, 2007 (as amended, the "Registration Statement") in respect of the initial public offering of shares of its common stock, contained in your letter dated April 19, 2007 to Robert B. Toth, President and Chief Executive Officer of the Company. On behalf of the Company, we hereby submit to the Commission Amendment No. 2 to the Registration Statement (the "Amendment") that contains changes made in response to the comments of the Staff. To facilitate your review, we have set forth each of your comments below with the Company's corresponding response. We have marked the enclosed Amendment, and references to page numbers below pertain to the page numbers in the marked version of the Amendment submitted herewith. Defined terms used herein without definition have the meanings ascribed to them in the Amendment. The Company notes that it has filed a confidential treatment request on March 20, 2007 with respect to Exhibits 10.20 to 10.25 to the Registration Statement and that such request is currently pending.

* * * * * * * * * *

General

1.
Comment: Please include all information that is not subject to Rule 430A in the next amendment, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered. This information must be included on the prospectus cover page, as well as in the body of the prospectus. See instruction 1(A) to Item 501(b)(3) of Regulation S-K. We will need adequate time to review this information once it is provided. You must file this amendment prior to circulating the prospectus.

    Response:    The Company will include the missing information regarding the public offering price, number of shares being offered and related information in a subsequent pre-effective amendment to the Registration Statement and acknowledges that the timing of the filing of such amendment will be such that the Staff has sufficient time to review the complete disclosure prior to the circulation of a preliminary prospectus to prospective investors.

2.
Comment: All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

    Response:    The Company will include the missing exhibits in a subsequent pre-effective amendment to the Registration Statement and acknowledges that the timing of the filing of such amendment will be such that the Staff has sufficient time to review the exhibits prior to accelerating effectiveness. The Company notes that a confidential treatment request filed on March 20, 2007 with the Commission with respect to Exhibits 10.20 to 10.25 is currently pending.

3.
Comment: Prior to the effectiveness of the registration statement, please arrange to have the NASD call us or provide us with a letter indicating that the NASD has cleared the filing.

    Response:    The Company will arrange to have the NASD call you or provide you with a letter indicating that the NASD has cleared the filing.

4.
Comment: Please do not use smaller type in tables and footnotes as you do on pages 12, 28, 73, 74, 75, 77 and 79, for example.

    Response:    The Company has revised the Registration Statement to comply with the Staff's comment.

5.
Comment: We note that you have referred to third-party advisors on pages 64 and F-27. Please either identify your third-party advisors or delete your references to them. If you retain the references to experts, identify the experts and file their consents. Please refer to Section 436(b) of Regulation C.

    Response:    The Company has revised the disclosure on pages 64 and F-27 to delete the references to third-party advisors.

Prospectus summary, page 1

6.
Comment: Please disclose that you will be considered a "controlled" company under the New York Stock Exchange rules.

    Response:    The Company has revised the Registration Statement on page 7 to comply with the Staff's comment.

7.
Comment: Please briefly discuss your restructurings over the past three years.

    Response:    The Company has revised the Registration Statement on pages 3 and 5 to comply with the Staff's comment.

8.
Comment: Disclosure on pages 1-6 of the prospectus summary repeats information contained on pages 51-58 of the Business section of the prospectus. Please shorten the prospectus summary. See instruction to Item 503(a) of Regulation S-K.

    Response:    The Company has revised the Registration Statement to comply with the Staff's comment.

Adjusted EBITDA, pages 12 and 44

9.
Comment: We note your presentation of adjusted EBITDA on pages 12 and 44 does not comply in material respects to Item 10(e) of Regulation S-K and our June 13, 2003 Frequently Asked Questions on Non-GAAP Measures. Please delete your reconciliations or substantially revise your disclosures. If you chose to substantially revise your disclosures, please clarify whether you are presenting this measure as a liquidity or a performance measure and supplementally demonstrate that you met the requirements of Item 10(e) with regard to that measure.

    Response:    The Company has revised the Registration Statement and removed the presentation of adjusted EBITDA from the section entitled "Prospectus summary—Summary consolidated financial information". The Company submits that the presentation of adjusted EBITDA as a liquidity measure within the section entitled "Management's discussion and analysis of financial condition and results of operations—Liquidity and capital resources" is consistent with the Commission's guidance presented in Question 10 of its June 13, 2003 Frequently Asked Questions on Non-GAAP Financial Measures, which permits a company to discuss adjusted EBITDA if it is a material term of the credit agreement and the information about the covenant is material to an investor's understanding of the company's financial condition or liquidity.

10.
Comment: If you have presented your adjusted EBITDA in order to disclose your debt covenants, your presentation of adjusted EBITDA should be limited to your disclosures within liquidity and capital resources discussion similar to your presentation in your Form 10-K for the fiscal year ended December 30, 2006. In addition, please remove your adjusted EBITDA calculation for fiscal year 2005 and disclose your actual ratios for each of your ratio tests at December 30, 2006. Refer to Question 10 of our June 13, 2003 FAQ's on Non-GAAP Financial Measures. You should also calculate the other components of your ratios such as "Indebtedness, as defined in the credit agreement" and "Consolidated interest expense, as defined in the credit agreement."

    Response:    The Company has revised the Registration Statement to comply with the Staff's comment and removed the presentation of adjusted EBITDA from the section entitled "Prospectus summary—Summary consolidated financial information". This presentation remains only in the section entitled "Management's discussion and analysis of financial condition and results of operations—Liquidity and capital resources". The Company has also revised the disclosure in its liquidity and capital resources section to remove the fiscal year 2005 adjusted EBITDA calculation. It has also calculated the defined terms in its credit agreement for "Indebtedness, as defined in the credit agreement" and "Consolidated interest expense, as defined in the credit agreement" at December 30, 2006. The Company respectfully submits that the actual ratios for each of its ratio tests at December 30, 2006 were already disclosed in the Registration Statement and accordingly has not updated the Registration Statement further.

Risk factors, page 13

11.
Comment: All material risks should be described in the risk factors section. If risks are not deemed material, you should not reference them. Please revise the second sentence of the first paragraph relating to unidentified risks.

    Response:    The Company has revised the Registration Statement on page 12 to comply with the Staff's comment.

12.
Comment: Please add a risk factor regarding your restructurings and quantify your 2006 restructuring charges and its affect on your earnings. Briefly discuss any material restructuring charges you expect to incur in 2007.

    Response:    The Company has revised the Registration Statement on page 18 to comply with the Staff's comment. The Company does not expect to incur any material restructuring charges in 2007 and, accordingly, has not revised the disclosure in the Registration Statement.

Forward-looking statements, page 25

13.
Comment: Section 27A(b)(2)(D) of the Securities Act and Section 21E(b)(2)(D) of the Exchange Act expressly state that the safe harbor for forward-looking statements does not apply to statements made in connection with an initial public offering. Please revise the first sentence in this section accordingly.

    Response:    The Company has revised the Registration Statement on page 24 to comply with the Staff's comment.

Selected historical consolidated financial data, page 30

14.
Comment: We note your footnote (1) on page 31 that the amounts presented do not give effect to an anticipated stock split in connection with your offering. Please revise your historic financial statements and related disclosures pursuant to SAB Topic 4C.

    Response:    The Company will revise the information regarding the anticipated stock split in a subsequent pre-effective amendment to the Registration Statement and acknowledges that the timing of the filing of such amendment will be such that the Staff has sufficient time to review the complete disclosure prior to the circulation of a preliminary prospectus to prospective investors.

Management's discussion and analysis of financial condition and results of operations, page 33

15.
Comment: The Overview section of your MD&A should provide information that enables readers to better understand MD&A. Your Overview section merely repeats, verbatim, information in your Summary. We suggest that you use MD&A's Overview to discuss the events and trends that have materially impacted your operations, liquidity and financial condition and any that you expect are reasonably likely to do so in the future. For example, you may wish to consider discussing your business restructurings in 2006, 2005 and 2004, and the factors that affect your income tax liability, as these items appear to have had a significant impact in the past. Discuss the factors that have influenced your product mix, the industry shift from cellulosic to synthetic membranes, the factors driving changes in production volumes, and other material items that caused or may cause your results of operations to change materially from one period to the next.

    Response:    The Company has revised the Registration Statement on pages 32 and 33 to comply with the Staff's comment.

Critical accounting policies, page 34

Impairment of intangibles and goodwill, page 34

16.
Comment: In consideration of the materiality of your goodwill to your total assets, please expand your policy to provide robust disclosures about your goodwill impairment tests, such as your assumptions, such as discount rates, cash flows, expected growth rates, and any others, used in determining your estimate of fair value for your reporting unit, as well as your basis for the assumptions used. In addition, disclose a sensitivity analysis showing the effect of a 1% change in each of these assumptions.

    Response:    The Company has revised the Registration Statement on page 34 to comply with the Staff's comment.

Pension and other postretirement benefits, page 34

17.
Comment: In light of the significance of your pension plans, please expand your pension plan and other postretirement benefits policy to disclose the specific basis in your assumptions and rates used in your calculations. Include a discussion of the funded status of your plans at December 30, 2006. In addition, disclose a sensitivity analysis showing the effect of a 1% change in each of these assumptions.

    Response:    The Company has revised the Registration Statement on pages 34 to 35 to comply with the Staff's comment.

Results of operations, page 35

Selling, general and administrative expenses, page 37

18.
Comment: Please expand to provide a more comprehensive discussion of these expenses, including quantifying changes in items that have materially impacted selling general and administrative expenses period to period.

    Response:    The Company has revised the Registration Statement on pages 37 and 39 to comply with the Staff's comment. In order to quantify the fluctuation between periods, the Company has compared selling, general and administrative expenses as a percent of sales for each period presented. The revised disclosure indicates that selling, general and administrative expenses have increased consistently with the increase in revenues. The Company believes that this presentation is consistent with guidance in Item 303 of Regulation S-K, which requires the explanation of material changes in the relationship between costs and revenues.

Income taxes, net, page 38

19.
Comment: In consideration that your income taxes as a percentage were 38.0%, 74.6%, and 43.7% in fiscal years 2004, 2005, and 2006, respectively, please revise your interest expense discussion to specifically disclose and quantify the reasons for the fluctuations in your interest expense year over year. Your current disclosures such as "mix of income between U.S. and foreign jurisdictions taxed at varying rates" appear general in nature and do not provide investors with an understanding of the specific factors that impacted your income tax fluctuations.

    Response:    The Company respectfully requests not to revise the Registration Statement. It submits that the current disclosure specifically describes the reasons for fluctuations of its effective income tax rate from year to year. The Company's current disclosure indicates that income tax expense recorded in the financial statements fluctuates due to a variety of factors, including state income taxes, the mix of income between U.S. and foreign jurisdictions taxed at various rates, certain export sales which are excluded from taxable income, various changes in estimates of permanent differences and valuation allowances, and the relative size of its consolidated income or loss before income taxes. In addition, these are the same factors that the Company uses in the footnotes to its consolidated financial statement to reconcile the effective tax rate to the U.S. federal statutory rate in accordance with U.S. GAAP.

    As disclosed, the mix of income between U.S. and foreign jurisdictions has a significant impact on the Company's effective tax rate. The Company is subject to income taxes in 10 different countries with unique tax laws and tax rates. The majority of the Company's debt is located in the U.S. The interest expense associated with the U.S. debt causes the Company to incur taxable losses in the U.S., which is one of its highest tax rate jurisdictions and is the jurisdiction in which roughly half of its operations are located. These losses benefited at a higher tax rate versus income earned in foreign jurisdictions which are typically taxed at lower rates have a significant impact on the Company's effective tax rate.

    Because the Company is highly leveraged, it incurs a significant amount of interest expense which results in a relatively low level of consolidated net income/loss before income taxes. Since consolidated income/loss before income taxes is the denominator in the calculation of the effective tax rate, the lower this amount is relative to permanent differences (or income taxes in foreign locations), the more significant the impact of these differences on the calculation of the Company's effective tax rate.

    State income taxes, export sales which are excluded from taxable income (referring to the Extra-territorial Income Exclusion or "ETI" deduction applicable in the US until 2006), and various changes in estimates of permanent differences and valuation allowances can all be considered as a one item basically referred to here as permanent differences. Management has chosen to disclose these particular items separately due to their relative impact on the rate as well as their recurrence annually. These adjustments are typically fairly consistent in amount annually (except for state income taxes which vary based on the level of taxable income/loss in the U.S.), but their impact on the Company's rate is largely dependent on the amount of consolidated income/loss before tax as discussed above.

Contractual obligations, page 46

20.
Comment: We note that you discuss the interest rates and payment terms of your debt obligations below your contractual obligations table. Please revise your disclosure to quantify the interest payments using the same time frames stipulated in the table. These interest commitments can be included under your interest-bearing debt in this table, or provided as textual discussion of this obligation below the table. In addition, address your funding obligations under your pension plans for the same time frames.

  Refer to footnote 46 to Release 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

    Response:    The Company has revised the Registration Statement on pages 47 and 48 to comply with the Staff's comment. As noted in footnote 7 of the contractual obligations table, the Company is unable to estimate its future contributions for these plans. The Company has revised its disclosure to indicate actual contributions in 2006 to provide a comparison to expected contributions in 2007.

Sales and marketing, page 59

21.
Comment: We note that you typically seek to enter into long-term supply contracts with your major customers and that these contracts typically describe the volume and selling price and can last up to 10 years. Please disclose whether you have significant obligations under such contracts, such as supplying a minimum volume or selling at a fixed price. If you have significant obligations under these contracts, address your accounting and need for disclosure in your financial statements.

    Response:    The Company has entered into long-term supply contracts with some of its major customers. The contracts typically describe the volume and selling price and can last up to 10 years. The supply contracts require minimum volumes that are significantly less than the Company's total production capacity. In addition, all such contracts contain clauses that excuse the Company's non-performance if the Company's ability to supply products is impaired. The contracts define pricing, but each contract includes price adjustment clauses that allow the Company to change product prices. The Company does not believe it has significant obligations under these supply contracts requiring accounting recognition or disclosure in its financial statements and as a result has not revised the disclosure in the Registration Statement.

Business, page 51

Leading market positions, page 52

22.
Comment: In each of the bullet points in this section, you state that you believe that you are the world leader or one of the top three providers in identified markets or of particular membranes. Please disclose the measure by which you believe you are the "leader," as well as the basis for your statements.

    Response:    The Company has revised the Registration Statement to clarify that market share (based on revenue and volume) is the measure by which the Company believes it is the "leader" or one of the top three providers in identified markets or of particular membranes. The Company has also revised the statements in the Registration Statement, as shown below, to disclose the basis for its statements.

    •
    "We believe, based on independent industry research, that we are one of the top three lithium battery membrane separator providers, serving the entire breadth of lithium battery applications."

      The Company advises the Staff that the independent industry research referred to in the revised disclosure is from a report entitled "Advanced Rechargeable Battery Market Research" published by the Institute of Information Technology, Ltd. from September 2006, which indicates that Celgard, LLC, an indirect subsidiary of the Company, has the third largest market share of the lithium battery membrane separator market behind Asahi Kasei Chemicals Corporation and Tonen Chemical Corporation.

    •
    "We believe, based on published industry data, that we are the global market leader in the lead-acid battery separator market, with a market share more than twice that of our nearest competitor."

      The Company advises the Staff that the published industry data referred to in the revised disclosure is from an article entitled "Family of Entek Companies Evolving" published on plasticsnews.com on June 1, 2006. The article indicates that the Company and Entek International LLC are the key competitors in the lead-acid battery separator market and also discloses Entek's annual production of lead-acid battery separators. This information, along with data the Company has compiled from customers, provides the basis for the Company's belief that it is the leader in the lead-acid battery separator market based on market share.

    •
    "We believe, based on independent industry research, that we are the world's leading supplier of blood oxygenation membranes and that we are uniquely positioned as the leading independent supplier (i.e., not a supplier of dialyzers) of synthetic hemodialysis membranes."

      The Company advises the Staff that the independent industry research referred to in the revised disclosure is from a business report entitled "Kidney Dialysis Equipment and Supplies" published by Global Industry Analysts, Inc. in February 2007. The article indicates that Membrana GmbH ("Membrana"), a subsidiary of Polypore, Inc., leads in the blood oxygenation membrane market with Membrana's membranes being used in 800,000 open heart surgeries per year. The Company and other participants in the open-heart surgery market estimate that 1,000,000 open-heart surgeries are performed annually. The article also indicates that the hemodialysis membranes produced by Membrana are used in one in every five patients at hemodialysis. This information, along with public data about other competitors in the hemodialysis membrane market, provides the basis for the Company's belief that it is the leading independent supplier (i.e., not a supplier of dialyzers) in the synthetic hemodialysis membrane market based on market share.

    •
    "In the industry and specialty filtration market, we believe, based on internal company estimates, that we are the world leader in membrane gasification and degasification for liquids with our Liqui-Cel membrane contactors. We also believe, based on internal company estimates and independent industry research, that we are the world's leading independent supplier of polyethersulfone flat sheet membranes."

      The Company advises the Staff that it has prepared internal estimates based on data compiled from customers demonstrating that Membrana GmbH, a subsidiary of Polypore, Inc., is, in terms of market share, the leading supplier in membrane gasification and degasification for liquids with its Liqui-Cel membrane contactors and the leading independent supplier of polyethersulfone flat sheet membranes. The Company advises the Staff that the independent industry research referred to in the revised disclosure is from a report entitled "United States Microfiltration Membrane Markets" published by Frost & Sullivan in 2005.

23.
Comment: Here and elsewhere in your document, you state that you believe that you are among the top three in terms of market share in products compromising 80% of your fiscal 2006 net sales. Please explain what these products are, as well as the basis for your statement regarding market share.

    Response:    The Company has revised the Registration Statement on page 52 to comply with the Staff's comment. The basis for this statement regarding market share is supported by all of the information and data referred to in the Company's response to Comment 22.

Intellectual property rights, page 63

24.
Comment: Please disclose the duration and effect of all patents, trademarks and licenses held. See Item 101(c)(1)(iv) of Regulation S-K.

    Response:    The Company has revised the Registration Statement on page 63 to comply with the Staff's comment.

Legal proceedings, page 64

25.
Comment: Please disclose the relief sought by the agencies and the EPA. See Item 103 and Instruction 5 of Regulation S-K.

    Response:    The Company has revised the Registration Statement on pages 64 and 65 to comply with the Staff's comments.

Compensation Discussion and Analysis page 70

26.
Comment: Please revise your clearly state who makes the compensation decisions you refer to throughout your CD&A. For example, we note your disclosure on page 70 that your shareholders established short and long-term performance goals but that your compensation committee is responsible for determining your compensation and benefit plans "generally."

    Response:    The Company has revised the Registration Statement on page 71 to comply with the Staff's comment.

27.
Comment: Please revise to give investors a sense of how your post-IPO compensation policy will differ from what you have disclosed. We note your disclosure on page 70 that in connection with this offering, you expect to adopt a philosophy that is "generally more consistent with that of a public rather than private company for fiscal year 2007 and beyond."

    Response:    The Company has revised the Registration Statement on page 71 to comply with the Staff's comment.

28.
Comment: At the top of page 71, you indicate that the committee considers "among other factors, competitive market practice...." Please revise to delete the terms "among other factors" and describe the factors considered by the committee. In addition, please tell us what you mean by "competitive market practice." To the extent that you engage in benchmarking of compensation, please include the information in Item 402(b)(2)(xiv) of Regulation S-K.

    Response:    The Company has revised the Registration Statement on pages 71 and 72 to comply with the Staff's comment.

29.
Comment: Please elaborate on how you determined the amount of annual incentive bonus you paid to each of the named executive officers for 2006. We note that the amounts paid are significantly greater than the target amounts.

    Response:    The Company has revised the Registration Statement on page 72 to comply with the Staff's comment. Amounts paid in 2006 were higher than the target amounts due to the level of Company performance realized in 2006 versus the Company's targeted goals.

30.
Comment: Please elaborate upon how you currently determine that amount of annual incentive bonus for the executive officers. Include a discussion of the items below:

  •
  We note your statement that you establish a bonus pool based on every employee's target bonus percentage, and that funds are added to the pool if adjusted EBITDA exceeds the targeted amount. Please discuss how you determine the adjusted EBITDA target and the amount of additional funds added to the pool if it is exceeded. If you have established the adjusted EBITDA target and executives' target bonus percentage for 2007, please disclose this.

    •
    We also note that the actual amount of an executive's bonus will be increased or decreased from the target bonus amount based upon company, business unit and individual performances. Please explain how each of these items is measured, and disclose any formula you use to determine the amount of the increase or decrease. We assume that the company performance is measured by your comparison of actual Adjusted EBITDA to target Adjusted EBITDA, but please make clear whether this is the case.

    •
    If the amount of an executive's bonus can be increased or decreased in the board's or the compensation committee's discretion, please discuss this here, and include the other information contemplated by Item 402(b)(2)(vi) of Regulation S-K. We note your disclosure that the actual amount of bonus is based on "company, business, unit and individual performances." Do you consider this as part of your annual incentive bonus plan? If not, please refer to FAQ 4.02 of our Item 402 of Regulation S-K guidance last updated on February 12, 2007, as you may need to make adjustments to your summary compensation table.

    •
    If you believe that the target levels requested above are confidential financial information and that disclosure would cause you competitive harm, using the same standard that would apply when requesting confidential treatment under Securities Act Rule 406, please explain this in your response. In that case, note you must still include disclosure that explains how difficult it will be for the executive or how likely it will be for the company to achieve the undisclosed target levels. Further, please be advised that we may have additional comments on whether you have met the standards for treating the information confidentially. Please see Instruction 4 to Item 402(b).

    Response:    The Company has revised the Registration Statement on pages 72 and 73 to comply with the Staff's comment with respect to targets set for the 2006 performance period. Individual and business unit goals are set and measured in the same manner as are Company goals. No specific formula is used for increasing or decreasing individual bonuses. As described in the revised Registration Statement, such amounts are set based upon an equitable distribution of total incentive pool funding pursuant to the achievement of such business unit and individual goals relative to other participants. The Company believes that disclosure of the 2007 target amounts, which would be disclosure of the Company's targeted budget, is tantamount to providing forward guidance, thereby resulting in competitive harm.

2006 Grants of plan-based awards table, page 74

31.
Comment: Please tell us how you determined the amount shown in the target column for Estimated Future Payouts under Non-Equity Incentive Plan Awards. We note that you paid amounts in excess of the amounts shown here.

    Response:    The Company has revised the Registration Statement on pages 72 and 73 to comply with the Staff's comment.

Long-Term equity compensation, page 71

32.
Comment: Please disclose the targets that must be met for the options granted to executive officers to vest.

    Response:    The Company has revised the Registration Statement on page 73 to comply with the Staff's comment.

33.
Comment: Clarify the circumstances under which the executives' options vest upon a change of control.

    Response:    The Company has revised the Registration Statement on page 73 to comply with the Staff's comment.

Certain relationships, page 92

34.
Comment: Please file the operating and transition services agreements as exhibits.

    Response:    The Company respectfully submits that Item 601 of Regulation S-K does not require the filing of the operating and transitions services agreements as exhibits. The operating agreement is the governing document solely of a stockholder of the Company and therefore does fall within the requirements of Item 601(b)(3) of Regulation S-K. Further, it does not fall within the requirements of Item 601(b)(10) of Regulation S-K. Under Item 601(b)(10)(i), the Company is not a party to the agreement and this agreement does not ordinarily accompany the kind of business conducted by the registrant. Additionally, under Item 601(b)(iii), this agreement is not a compensatory plan of management. The Company has not filed the agreement because it is immaterial to the Company and expired in April 2005. The Company included the additional disclosure in this section because it was included in its financial statements.

35.
Comment: Please disclose the names of the two companies related to your German investment.

    Response:    The Company has revised the Registration Statement on page 96 to comply with the Staff's comment. The Company also revised the disclosure in its consolidated financial statements to clarify the nature of the companies that it has equity investments in.

Policies and procedures regarding transactions with related persons, page 94

36.
Comment: Please elaborate on your policies and procedures regarding transactions with related persons, consistent with the requirements of Item 404(b) of Regulation S-K. For example, please discuss the types of transactions that are covered, the persons who are responsible for applying the policies and procedures and state whether the policies and procedures are in writing or how else they are evidenced. Please also explain transactions with affiliates will be conducted at arm's length.

    Response:    The Company has revised the Registration Statement on page 96 to comply with the Staff's comment.

Legal matters, page 103

37.
Comment: Please disclose the fair market value of the securities owned, received and to be received, or subject to options, warrants or rights received or to be received by counsel if it exceeds $50,000. See Instruction to Item 509 of Regulation S-K.

    Response:    The Company respectfully submits that it has complied with the requirement of Item 509 of Regulation S-K because it has stated that "Certain partners of Willkie Farr & Gallagher LLP own in the aggregate less than 1% of the limited partnership interests of Warburg Pincus Private Equity VIII, L.P." The Instruction to Item 509 states that an interest of a counsel will not be deemed substantial and need not be disclosed if the interest, including the fair market value of all securities of the registrant, owned, received and to be received, or subject to options, warrants or rights received or to be received by the counsel does not exceed $50,000. The Company respectfully submits that the rule does not necessarily require any further disclosure if the amount is greater than $50,000.

Financial Statements

2. Accounting policies, Revenue Recognition, page F-8

38.
Comment: We note your disclosure that, "revenue from product sales is recognized at the time ownership of goods transfers to the customer..." Please confirm to us that ownership of goods transfers to the customer upon delivery of product. If true, please revise your policy pursuant to the criteria contained in SAB 104.

    Response:    The Company confirms that ownership of goods transfers to the customer upon delivery of the product. The Company has revised the Registration Statement on page F-8 to comply with the Staff's comment to specifically state the criteria used by the Company to recognize revenue in accordance with SAB 104.

Intangibles and loan acquisition costs, page F-9

39.
Comment: In consideration of your customer relationships balance, please revise your intangible asset policy to disclose how you determined the useful life of your customer relationships and identify the method of amortization. Refer to paragraphs 11 and 12 of SFAS 142.

    Response:    The Company has revised the Registration Statement on page F-9 to comply with the Staff's comment to provide a discussion on how the useful lives of the customer relationships were determined and the method by which they are amortized.

40.
Comment: We note your disclosure that your trade names have been identified as indefinite lived intangible assets. As such, please expand your policy to disclose how you assess these assets for impairment. Refer to paragraph 17 of SFAS 142.

    Response:    The Company has revised the Registration Statement on page F-9 to comply with the Staff's comment to disclose its policy for assessing impairment of indefinite-lived intangible assets.

Goodwill. page F-9

41.
Comment: Please expand your goodwill policy to better address the guidance contained in paragraphs 19 and 20 of SFAS 142.

    Response:    The Company has revised the Registration Statement on page F-9 to comply with the Staff's comment to provide additional disclosure surrounding the mechanics of the impairment test for goodwill.

Recent accounting pronouncements, page F-12

42.
Comment: We note your adoption of EITF 05-5 on January 1, 2006. Please tell supplementally and revise your disclosures to clarify the following:

  •
  How you accounted for the ATZ arrangements in purchase accounting as a result of your 2002 acquisition. Separately address the liabilities of Type I and Type II ATZ arrangements.

  •
  Tell us the annual expenses you recognized related to these arrangements subsequent to the acquisition date.

    In consideration that these amounts relate to postretirement benefits, explain the appropriateness of reflecting this change in accounting estimate in other income.

    Response:    The Company has revised the Registration Statement on pages F-13 and F-14 to comply with the Staff's comment.

    At the date of acquisition of Membrana GmbH in 2002, the Company recorded a restructuring reserve upon applying purchase accounting in its opening balance sheet in accordance with EITF 95-3. The restructuring plan included a social plan and a Type II ATZ program. For the ATZ arrangements, the Company accrued in the opening balance sheet the estimated amounts to be paid to employees during the passive phase, plus the bonus feature of the plan. Salary paid to employees during their active phase was expensed as incurred through cost of goods sold and selling, general and administrative expenses, consistent with salaries for other employees.

    On January 1, 2006, the Company adopted EITF Issue 05-5, Accounting for Early Reitrement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early

    Retirement Arrangements). The adoption of this consensus was treated as a change in accounting estimate effected by a change in accounting principle in accordance with the guidance provided in EITF 05-5 and paragraph 19 of FAS 154.

    The impact of adopting EITF 05-5 was to reduce the amount accrued in the opening balance sheet for the passive phase salary and bonus features of ATZ arrangements. As the purchase accounting adjustment period for the Membrana Acquisition was closed, the reduction in the accrual is reflected in the statement of operations. Neither FASB 154 nor EITF 05-5 provide guidance related to the appropriate financial statement line item for recording accounting change adjustments. The Company recognizes that typically it would be more appropriate to record these types of adjustments through the same income statement accounts that the accrual utilized. However, the Company believes that it is more appropriate in this situation to increase non-operating income for its adjustment since the initial ATZ accrual was setup through purchase accounting. As the Company recognizes the passive phase salary and bonus feature over the remaining active phase of employees under ATZ arrangements, the related expense will be recorded through cost of goods sold and selling, general and administrative expense components of operating income.

12. Business restructuring, page F-28

43.
Comment: We note your disclosure of a restructuring charge in fiscal 2006 due to a significant decline in demand for cellulosic hemodialysis membranes. Please explain to us how you determined that none of your goodwill or intangible assets were considered to be impaired at the time of restructuring.

    Response:    In connection with the stock purchase agreement with PP Acquisition Corporation in 2004 (the "2004 Transactions"), the total cost of the acquisition was allocated to the tangible and intangible assets acquired and liabilities assumed based on their respective fair value at the date of the 2004 Transactions. In allocating purchase price, no goodwill or intangible assets were assigned to the cellulosics business.

16. Related party transactions, page F-34

44.
Comment: We note your disclosure that your German subsidiary has equity investments in two companies that provide patent, trademark and research services for the Company. Please tell us your considerations of FIN 46R regarding the consolidation of these two companies.

    Response:    The Company's German subsidiary has equity investments in two companies that provide patent, trademark and research services for the Company and other companies that have invested in them. The Company has considered the provisions of FIN 46R and has concluded consolidation is not appropriate for these investments. Under the broader consolidation principles underlying FIN 46R, the Company does not directly or indirectly control either of these companies. Additionally, the risks and rewards of ownership are passed through to the equity holders of these companies in proportion to their ownership share of the equity in these companies.

17. Segment information, page F-34

45.
Comment: Disclose how your goodwill is allocated between your two reportable segments. Refer to paragraph 45 of SFAS 142.

    Response:    The Company has revised the Registration Statement on page F-15 to comply with the Staff's comment.

46.
Comment: We note the following disclosures in your filing:

  •
  Under Competition on page 61, you identify different competitors for five different markets; transportation and industrial batteries, lithium batteries, dialysis membranes, blood oxygenation market, and industrial and specialty filtration.

  •
  On page 65, we note that you have a Vice President position for Separations Media, Energy Storage—Electronics, and Energy Storage-Transportation.

  •
  On your website, under Business Segments, Companies and Products, you present four distinct brands; Celgard, Daramic, Liqui-Cel, and Membrana.

    In light of these disclosures, please help us better understand how you have determined that you have two segments; energy storage and separations media. Please identify for us your operating segments pursuant to paragraph 10 of SFAS 131. As part of your response, please identify your chief operating decision maker and provide us with copies of the relevant financial reports reviewed by your chief operating decision maker. To the extent you are aggregating operating segments because you believe your segments are economically similar, please provide us with an analysis that includes historical revenues, gross profits, gross profit margins, operating profits, and operating profit margins, along with any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if operating income is decreasing for one operation and increasing for another).

    Response:    The Company reports segment information in two segments—energy storage and separations media. The Company will provide the Staff supplementally with information used to determine that it has two operating and reporting segments, who the chief operating decision maker is and provide copies of relevant financial reports reviewed by the chief operating decision maker.

Part II, Item 15. Recent sales of unregistered securities. page II-2

47.
Comment: Please include the stock options issued as compensation.

    Response:    The Company has revised the Registration Statement on pages II-2 and II-3 to comply with the Staff's comment.

Polypore, Inc.—Form 10-K for the Fiscal Year Ended December 30, 2006

19. Financial Statements of Guarantors, page 68

48.
Comment: If true, please revise in your future filings to clarify that the guarantor subsidiaries are "100% owned" by the parent as required by Rule 3-10(f) of Regulation S-X. We note your use of the term "wholly-owned;" however, that term is not the same as the term "100% owned" in Rule 3-10(h) of Regulation S-X.

    Response:    The Company will revise its future filings to clarify that the guarantor subsidiaries are "100% owned" by the parent.

        In addition to the changes discussed above, the Company has also amended the Registration Statement to update information and to correct typographical errors. Please do not hesitate to contact Cristopher Greer at (212) 728-8214 or the undersigned at (212) 728-8781 with any further questions or comments.

Very truly yours,

/s/ Nicole Napolitano

Nicole Napolitano

Enclosures

cc:
Mr. Robert B. Toth
Mr. Uzair Dossani
Cristopher Greer, Esq.
Gary L. Sellers, Esq.